UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: September 30, 2007

Check here if Amendment [ ]; Amendment Number:

This Amendment (Check only one): [ ] is a restatement.
[ ] adds new holdings entries.

Institutional Investment Manager:

Name: United Fire & Casualty Company
Address: 118 Second Ave., S.E.
Cedar Rapids, IA 52407

Form 13F File Number: 28-6427

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorized to submit it, that all information contained herein is true, correct and complete, and that it is understood that all required items, statements, schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of the Reporting Manager:

Name: Dianne M. Lyons
Title: Vice President & Chief Financial Officer
Phone: 319-399-5723

Signature, Place and Date of Signing:

/s/ Dianne M. Lyons Cedar Rapids, IA 10/19/2007

Dianne M. Lyons

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report, and all holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT. (Check here if a portion of the holdings for this reporting manager are reported in this report and a portion are reported by other reporting manager(s).)

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FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 0

Form 13F Information Table Entry Total: 65

Form 13F Information Table Value Total: $186,651 (in thousands)

List of Other Included Managers: NONE

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FORM 13F INFORMATION TABLE

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NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x $1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVSTMNT DSCRETN	OTHER MANAGERS	VOTING AUTHORITY SOLE	SHARED	NONE
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
AT&T Inc	Common	00206R102	4,238	100,160	SH		Sole		100,160		
Abbott Laboratories	Common	002824100	9,384	175,000	SH		Sole		175,000		
Agilysys Inc	Common	00847J105	5,707	337,666	SH		Sole		337,666		
Alliant Energy Corporation	Common	018802108	4,683	122,200	SH		Sole		122,200		
ALLTEL Corporation	Common	020039103	872	12,518	SH		Sole		12,518		
American Strategic Inc Port II	Common	030099105	285	25,420	SH		Sole		25,420		
Anheuser-Busch Companies Inc	Common	035229103	200	4,000	SH		Sole		4,000		
BCE Inc	Common	05534B760	594	14,823	SH		Sole		14,823		
BRE Properties Inc	Common	05564E106	1,007	18,000	SH		Sole		18,000		
Bank of America Corporation	Common	060505104	7,038	140,000	SH		Sole		140,000		
Bemis Company Inc	Common	081437105	914	31,400	SH		Sole		31,400		
Boeing Company	Common	097023105	3,675	35,000	SH		Sole		35,000		
Burlington Northern Santa Fe	Common	12189T104	1,312	16,158	SH		Sole		16,158		
Cincinnati Financial Corp	Common	172062101	13,871	320,276	SH		Sole		320,276		
Conoco Phillips	Common	20825C104	883	10,059	SH		Sole		10,059		
Cummins Inc	Common	231021106	4,999	39,090	SH		Sole		39,090		
Dean Foods Company	Common	242370104	1,235	48,261	SH		Sole		48,261		
Del Monte Foods Co	Common	24522P103	211	20,097	SH		Sole		20,097		
Dow Chemical Company	Common	260543103	6,028	140,000	SH		Sole		140,000		
Duke Energy Corporation	Common	26441C105	2,770	148,192	SH		Sole		148,192		
Emerson Electric Co	Common	291011104	671	12,600	SH		Sole		12,600		
Exxon Mobil Corporation	Common	30231G102	3,702	40,000	SH		Sole		40,000		
Fidelity National Information	Common	31620R106	433	9,758	SH		Sole		9,758		
Fidelity National Financial In	Common	31620R105	388	22,201	SH		Sole		22,201		
Arthur J Gallagher & Co	Common	363576109	299	10,321	SH		Sole		10,321		
General Electric Company	Common	369604103	9,936	240,000	SH		Sole		240,000		
Great Plains Energy Inc	Common	391164100	570	19,787	SH		Sole		19,787		
Greater Bay Bancorp	Common	391648102	556	20,000	SH		Sole		20,000		
H J Heinz Company	Common	423074103	2,079	45,000	SH		Sole		45,000		
Honeywell International Inc	Common	438516106	2,081	35,000	SH		Sole		35,000		
Hospira Inc	Common	441060100	663	16,000	SH		Sole		16,000		
IDEARC Inc	Common	451663108	88	2,799	SH		Sole		2,799		
Intel Corporation	Common	458140100	1,034	40,000	SH		Sole		40,000		
JPMorgan Chase & Co	Common	46625H100	2,645	57,736	SH		Sole		57,736		
Johnson & Johnson	Common	478160104	1,971	30,000	SH		Sole		30,000		
Keycorp	Common	493267108	1,132	35,000	SH		Sole		35,000		
Mirant Corporation	Common	60467R100	1,153	28,342	SH		Sole		28,342		
Newell Rubbermaid Inc	Common	651229106	1,319	45,766	SH		Sole		45,766		
Nicor Inc	Common	654086107	1,716	40,000	SH		Sole		40,000		
Old Republic International Cor	Common	680223104	4,211	224,690	SH		Sole		224,690		
Owens Corning Inc	Common	690742101	5,026	200,644	SH		Sole		200,644		
Penwest Pharmaceuticals Co.	Common	709754105	330	30,000	SH		Sole		30,000		
PepsiCo Inc	Common	713448108	1,465	20,000	SH		Sole		20,000		
Pfizer Inc	Common	717081103	977	40,000	SH		Sole		40,000		
Piper Jaffray Cos	Common	724078100	446	8,329	SH		Sole		8,329		
Procter & Gamble Company	Common	742718109	5,346	76,000	SH		Sole		76,000		
Progress Energy Inc	Common	743263105	896	19,131	SH		Sole		19,131		
QCR Holdings Inc	Common	74727A104	1,206	83,181	SH		Sole		83,181		
Royal Dutch Shell ADR	Common	780259206	2,465	30,000	SH		Sole		30,000		
SAFECO Corporation	Common	786429100	2,850	46,550	SH		Sole		46,550		
Schering-Plough Corporation	Common	806605101	316	10,000	SH		Sole		10,000		
Spectra Energy Corporation	Common	847560109	1,814	74,096	SH		Sole		74,096		
TXU Corporation	Common	873168108	4,108	60,000	SH		Sole		60,000		
Terra Industries Inc.	Common	880915103	1,781	56,969	SH		Sole		56,969		
Treehouse Foods Inc	Common	89469A104	261	9,652	SH		Sole		9,652		
UAL Corporation	Common	902549807	633	13,608	SH		Sole		13,608		
U S Bancorp	Common	902973304	24,992	768,284	SH		Sole		768,284		
Vectren Corporation	Common	92240G101	727	26,658	SH		Sole		26,658		
Verizon Communications Inc	Common	92343V104	2,480	55,997	SH		Sole		55,997		
Wachovia Corporation	Common	929903102	1,505	30,008	SH		Sole		30,008		
Wells Fargo & Company	Common	949746101	8,348	234,352	SH		Sole		234,352		
Windstream Corporation	Common	97381W104	183	12,942	SH		Sole		12,942		
Wintrust Financial Corporation	Common	97650W108	9,841	230,523	SH		Sole		230,523		
Xcel Energy Inc.	Common	98389B100	1,939	90,000	SH		Sole		90,000		
Montpelier Re Holdings Ltd	Common	G62185106	163	9,189	SH		Sole		9,189		
Report Summary	Data Records 65		186,651	0 other managers on whose behalf report is filed							

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